LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF

Vicky Cakes Pancake Mix, LLC

This Multi-Member(s) LLC Operating Agreement ("Agreement") represents Vicky Cakes Pancake Mix, LLC which was formed in the State of Texas on August 14, 2019 ("Company").

WHEREAS the Member(s) desire to create a limited liability company under the laws of the State of Texas and set forth the terms herein of the Company's operation and the relationship between the Member(s). THEREFORE, in consideration of the mutual covenants set forth herein and other valuable considerations, the receipt and sufficiency of which hereby are acknowledged, the Member(s) and the Company agree as follows:

1. **NAME AND PRINCIPAL PLACE OF BUSINESS** – The name of the Company is Vicky Cakes Pancake Mix, LLC with a principal place of business at 1716 Gayla Creek Drive, Little Elm, TX 75068. The mailing address shall be the same address as the principal place of business.

2. **REGISTERED AGENT** – The name of the Registered Agent is Christian Westbrook with a registered office located at 1716 Gayla Creek Drive, Little Elm, Texas, 75068 for the service of process as of August 14, 2019 ("Registered Agent"). The Registered Agent may change at any time by the Company filing an amendment with the Secretary of State, or respective office, in the State of Texas.

3. **MEMBERS OWNERSHIP PERCENTAGE**

   The following represents the Member(s) of the Company and their respective titles and ownership interest:

   a. **Christian Westbrook (CEO)**, of 1716 Gayla Creek Drive, Little Elm, Texas, 75068, and has 74.75% ownership in the Company

   b. **Cortney Sargent**, **Sr. (COO)**, of 1716 Gayla Creek Drive, Little Elm, Texas, 75068, and has 14.75% ownership in the Company

   c. **Glendale Williams (Member)**, of 268 Fantasia Way, Clarksville, TN 37043, and has 10% ownership in the Company

   d. **Shalise Lee (Member)**, of 704 Vassar Drive, Tupelo, MS 38801, and has 0.25% ownership in the Company

   e. **Derrick J. Lee (Member)**, of 704 Vassar Drive, Tupelo, MS 38801, and has 0.25% ownership in the Company

4. **FORMATION** – The Company was formed on August 14, 2019, when the Articles of Organization with the office of the Secretary of State was filed pursuant to the statutes governing limited liability companies in the State of Texas (the "Statutes").

5. **PURPOSE** – The purpose of the Company is to engage in and conduct any and all lawful businesses, activities or functions, and to carry on any other lawful activities in connection with or incidental to the foregoing, as the Member(s) in their discretion shall determine.

6. **TERM** – The term of the Company shall continue in perpetuity commencing on the filing of the Articles of Organization of the Company while continuing until terminated under the provisions set forth herein.

7. **MEMBER(S) DUTIES & RESPONSIBILITIES**

   a. **Duties and Responsibilities of the CEO** - The CEO shall be responsible for the management, operations, and strategic direction of the company. In this capacity, the CEO shall have the following duties and responsibilities:

      i. **Management of Company Operations:** The CEO shall be responsible for managing all aspects of the company's operations, including but not limited to, overseeing employees, implementing policies and procedures, and ensuring that the company operates in compliance with all applicable laws and regulations.

      ii. **Strategic Planning:** The CEO shall develop and implement the company's strategic plan, including setting goals and objectives, identifying opportunities for growth and development, and ensuring that the company is positioned to achieve long-term success.

      iii. **Management of Business Operations:** The CEO shall manage and oversee the daily business operations of the company, including but not limited to manufacturing, customer service, fulfillment, and recipe creation.

      iv. **Financial Management:** The CEO shall oversee the financial management of the company, including monitoring cash flow and making decisions regarding investments and expenditures.

      v. **Leadership and Team Management:** The CEO shall provide leadership and direction to the company's management team and employees, including selecting, training, and supervising personnel as necessary.

      vi. **External Communication:** The CEO shall act as the primary spokesperson for the company, representing the company to external stakeholders such as customers, partners, and investors.

      vii. The CEO shall perform these duties and responsibilities with due care, skill, and diligence, in good faith, and in the best interests of the company. The CEO shall also comply with all applicable laws, regulations, and ethical standards in carrying out their duties and responsibilities.

b. **Duties and Responsibilities of the COO** – The Chief Operating Officer (COO) shall be responsible for overseeing the operations, business relations, and marketing of the company. In this capacity, the COO shall have the following duties and responsibilities:

   i. **Management of Business Operations:** The COO shall manage and oversee the daily business operations of the company, including but not limited to, marketing, business relations, technology, and distribution.

   ii. **Development and Implementation of Policies and Procedures:** The COO shall develop and implement policies and procedures that ensure the efficient and effective operation of the company, including standard operating procedures, quality control measures, and safety protocols.

   iii. **Team Management:** The COO shall manage and supervise the work of the company's employees and contractors, ensuring that they are adequately trained, motivated, and performing their duties in accordance with the company's policies and procedures.

   iv. **Financial Management:** The COO shall work closely with the CEO and financial team to ensure that the company's financial goals and objectives are met, including managing budgets, cash flow, expenses, and preparing budgets and financial statements.

   v. **Reporting to the CEO:** The COO shall report regularly to the CEO on the company's performance, progress towards achieving its goals and objectives, and any issues or challenges that arise.

   vi. **Strategic Planning:** The COO shall work collaboratively with the CEO and other members of the management team to develop and implement the company's strategic plan, including identifying opportunities for growth and development, and making recommendations for new products or services.

   vii. **Marketing:** The COO shall work collaboratively with the CEO and other members of the marketing team to develop and implement the company's strategic marketing plans and goals.

8. **MEMBER(S) CAPITAL CONTRIBUTIONS**

   a. Cortney Sargent, Sr. made a capital contribution in the amount of $12.17 on August 14, 2019, and is entitled to a 10% monthly disbursement of all net profits.

b. Glenndale Williams made a capital contribution in the amount of $10,000 on September 19, 2019, and is entitled to a 10% monthly disbursement of all net profits.

c. Shalise Lee and Derrick Lee made a capital contribution in the amount of $5,000 on August 19, 2022, and are entitled to a 0.5% monthly disbursement of all net profits.

d. The liability of the Contributor(s) for the losses, debts, liabilities, and obligations of the Company shall be limited to the amount of the capital contribution plus any distributions paid to such Contributor(s) individually, such as the Contributor's share of any undistributed assets of the Company; and (only to the extent as might be required by applicable law) any amounts previously distributed to such Contributor(s) by the Company.

9. DISTRIBUTIONS

a. For the purposes of this Agreement, "net profits" and "net losses" mean the profits or losses of the Company resulting from the conduct of the Company's business, after all expenses, including depreciation allowance, incurred in connection with the conduct of its business for which such expenses have been accounted.

b. The term "Cash Receipts" shall mean all Cash Receipts of the Company from whatever source derived, including without limitation capital contributions made by the Member(s); the proceeds of any sale, exchange, condemnation or other disposition of all or any part of the assets of the Company; the proceeds of any loan to the Company; the proceeds of any mortgage or refinancing of any mortgage on all or any part of the assets of the Company; the proceeds of any insurance policy for fire or other casualty damage payable to the Company; and the proceeds from the liquidation of assets of the Company following termination.

c. The term "Capital Transactions" shall mean any of the following: the sale of all or any part of the assets of the Company; the refinancing of mortgages or other liabilities of the Company; the receipt of insurance proceeds; and any other receipts or proceeds attributable to capital.

d. A "Capital Account" for the Member(s) shall be maintained by the Company. The Member's Capital Account shall reflect the Member's capital contributions and increases for any net income or gain of the Company. The Member's Capital Account shall also reflect decreases for distributions made to the Member(s) and the Member's share of any losses anD deductions of the Company.

e. At the sole decision of the Members, the net profits and net losses of the Company (other than from Capital Transactions), and each item of income, gain, loss, deduction or credit entering into the computation thereof, shall be credited or charged, as the case may be, to the capital accounts of each Member(s) in proportion to the Members' Percentage Interests.

f. The net profits of the Company from Capital Transactions shall be allocated in the following order of priority:

    i. To fund and operate the business activities of the company, then

    ii. To the Member(s) in proportion to the Members' Percentage Interests.

g. The Cash Receipts of the Company shall be applied in the following order of priority:

    i. To the payment of interest and establishment of cash reserves determined by the Member(s) to be necessary or appropriate, including without limitation, reserves for the operation of the Company's business, construction, repairs, replacements, taxes and contingencies; and

    ii. To the payment of interest or amortization on any mortgages on the assets of the Company, amounts due on debts and liabilities of the Company other than those due to any Member(s), costs of the construction of the improvements to the assets of the Company and operating expenses of the Company;

    iii. To the repayment of any loans made to the Company by any Member(s). Thereafter, the Cash Receipts of the Company shall be distributed among the Member(s) as hereafter provided, then

    iv. To the Member(s) in proportion to the Members' Percentage Interests.

h. Except as otherwise provided in this Agreement or otherwise required by law, distributions of Cash Receipts of the Company, other than from Capital Transactions, shall be allocated among the Member(s) in proportion to the Members' Percentage Interests.

i. Except as otherwise provided in this Agreement or otherwise required by law, distributions of Cash Receipts from Capital Transactions shall be allocated to the Member(s) in proportion to the Members' Percentage Interests.

10. BOOKS AND RECORDS

a. The Member(s), or their designees, shall maintain complete and accurate records and books of the Company's transactions in accordance with generally accepted accounting principles.

b. The Company shall furnish each Member, within seventy-five (75) days after the end of each fiscal year, an annual report of the Company including a balance sheet, a profit and loss statement, a capital account statement; and the amount of such Member's share of the Company's income, gain, losses, deductions, and other relevant items for federal income tax purposes.

c. The Member(s) intends that the Company shall be taxed as an LLC in accordance with the provisions of the Internal Revenue Code. The Company shall prepare all Federal,

State, and local income tax and information returns for the Company and shall cause such tax and information returns to be timely filed.

11. MANAGEMENT OF THE COMPANY

a. The business and affairs of the Company shall be conducted and managed by the Members in accordance with this Agreement and the laws of the State of Texas.

b. The CEO of the company shall have the ultimate decision-making authority with respect to any and all matters concerning the business, operations, and management of the company. The CEO shall be responsible for making all strategic and operational decisions, including decisions related to the hiring and firing of employees, entering into contracts, establishing policies and procedures, managing finances, and making investments.

c. In exercising such decision-making authority, the CEO shall act in good faith and in the best interests of the company. The CEO shall also consult with other members of the board or management team as appropriate, taking into account their advice and recommendations. However, the final decision on any matter shall rest solely with the CEO.

d. All members of the company acknowledge and agree that the CEO has the authority and responsibility to make all decisions necessary for the effective and efficient operation of the company, and that they will abide by all decisions made by the CEO in the performance of their duties as members of the company.

e. Notwithstanding any other provision of this Agreement, the Member(s) shall not sell, exchange, lease, assign or otherwise transfer all or substantially all of the assets of the Company; approve a merger or consolidation of the Company with or into any other limited liability company, corporation, partnership or other entity; or change the nature or character of the business of the Company without a vote of over fifty percent (50%) of the Members' ownership-interest.

12. BANK ACCOUNTS

a. All funds of the Company shall be deposited in the Company's name in a bank account or accounts as chosen by the Member(s). Withdrawals from any bank accounts shall be made only in the regular course of business of the Company.

13. MEETINGS OF MEMBER(S)

a. The members of the company shall hold a meeting once every quarter to discuss the state and future of the business. The purpose of these meetings shall be to review the company's performance, make strategic decisions in the best interests of the company, and plan for future growth and development.

14. ASSIGNMENT OF INTERESTS

a. Except as otherwise provided in this Agreement, no Member(s) or other person holding interest in the Company may assign, pledge, hypothecate, transfer or otherwise dispose of all or any part of their interest in the Company, including without limitation, the capital, profits or distributions without the vote consisting of the majority Members' ownership percentage interest in the Company.

b. The Member(s) agree that Member(s) may voluntarily withdraw from the Company without the approval, vote, or consent of the Member(s). Unless the withdrawing member's ownership interest was sold, it shall be transferred to the remaining Member(s) in the Company at the same ownership interest percentage ratio that exists at the time of withdrawal. After being removed from the Company, the withdrawing Member(s) shall be unequivocally released from any legal or financial liability or benefit that is related to the Company unless otherwise agreed upon.

15. ADMISSION OF NEW MEMBER(S)

a. The Company may admit new Member(s) (or transferees of any interests of existing Member(s)) by the purchase or transfer of another Member's ownership interest.

b. As a condition to the admission of a new Member, such Member(s) shall execute and acknowledge such instruments, in form and substance satisfactory to the Company, as the Company may deem necessary. The new Member(s) shall be bound by all of the terms, covenants, and conditions of this Agreement, as the same may have been amended.

c. The admission of a new Member(s) shall be memorialized in an amendment to this Operating Agreement. Upon satisfaction of any due diligence requirements, the Company shall provide the prospective member with a copy of this Operating Agreement and any other relevant documents, and conduct an interview with the prospective member to discuss the Company's business, operations, and expectations for members.

d. After the interview and review of other relevant information, the new Member(s) shall enter into a Purchase of Equity Agreement with the Company.

e. Upon admission as a Member(s), the new Member(s) shall sign this Operating Agreement and any other documents required by the Company. The new Member(s) shall be subject to all terms and conditions of this Operating Agreement as if they were an original Member(s) of the Company. The new Member(s) shall also contribute any capital specified by the Purchase of Equity Agreement and any other contributions required by the Company.

f. No new Member(s) shall be entitled to any retroactive allocation of income, losses, or expense deductions of the Company.

g. In no event shall a new Member(s) be admitted to the Company if such admission would be in violation of applicable Federal or State securities laws or would adversely affect the treatment of the Company as a partnership for income tax purposes.

16. SALE OF COMPANY

a. The sale of the Company, either partially or in its entirety, shall only be approved by a vote of over fifty percent (50%) of the Members' ownership-interest. Any purchase agreement that is presented to the Company shall be reviewed by up to fifteen (15) days by the Member(s) and put up to a vote within a seven (7) day period thereafter. At the option of any Member, the vote may be delayed by up to thirty (7) days to review the details of the purchase.

b. If an agreement to sell the Company is approved by the Member(s), then all sale proceeds shall first be paid to the debt of the Company, unless the Buyer is accepting some or all of the debt as part of the purchase. All remaining proceeds shall be dispersed in relation to each Member's percent ownership-interest in the Company.

17. REPRESENTATION OF MEMBER(S)

a. Each of the Member(s) represents, warrants and agrees that the Member(s) is acquiring the interest in the Company for the Member's own account for investment purposes only and not with a view to the sale or distribution thereof;

b. The Member, if an individual, is of legal age;

c. If the Member(s) is an organization, such organization is duly organized, validly existing and in good standing under the laws of its State of organization and that it has full power and authority to execute this Agreement and perform its obligations hereunder;

d. The execution and performance of this Agreement by the Member(s) does not conflict with, and will not result in any breach of, any law or any order, writ, injunction or decree of any court or governmental authority against or which binds the Member, or of any agreement or instrument to which the Member(s) is a party; and

e. The Member(s) shall not dispose of such interest or any part thereof in any manner which would constitute a violation of the Securities Act of 1933, the Rules and Regulations of the Securities and Exchange Commission, or any applicable laws, rules or regulations of any State or other governmental authorities, as the same may be amended.

18. **CERTIFICATES EVIDENCING MEMBERSHIP** – Every membership interest in the Company shall be evidenced by a Certificate of Membership issued by the Company. Each Certificate of Membership shall set forth the name of the Member(s) holding the membership interest and the Member's Percentage Interest held by the Member, and shall bear the following statement:

"This certifies that (MEMBER FULL NAME) is a member of the above named Limited Liability Company, and holds a XX % interest of the above named company, which is entitled to the full benefits of such membership. Such benefits are subject to the membership duties and obligations set forth in the Limited Liability Company operating agreement. This named Limited Liability Company has caused this certificate to be executed by its members on (DATE OF EXECUTION) by the following managing members listed below."

19. **NOTICES** – All notices, demands, requests, or other communications which any of the parties to this Agreement may desire or be required to give hereunder shall be in writing and shall be deemed to have been properly given if sent by courier or by registered or certified mail, return receipt requested, with postage prepaid, addressed as follows: (a) if to the Company, at the principal place of business of the Company designated by the Company; and (b) if to any Member, to the address of said Member(s) first above written, or to such other address as may be designated by said Member(s) by notice to the Company and the other Member(s) pursuant to this Agreement.

20. **ARBITRATION** – Any dispute, controversy or claim arising out of or in connection with this Agreement or any breach or alleged breach hereof shall, upon the request of any party involved, be submitted to, and settled by, arbitration in the city in which the principal place of business of the Company is then located, pursuant to the commercial arbitration rules then in effect of the American Arbitration Association (or at any other time or place or under any other form of arbitration mutually acceptable to the parties involved).

21. **AMENDMENTS** – This Agreement may not be altered, amended, changed, supplemented, waived, or modified in any respect or particular unless the same shall be in writing and agreed to by the CEO or by the affirmative vote or consent of Member(s) holding a majority of the Members' Percentage Interests.

22. **PARTIAL INVALIDITY** – Should any part(s) of this Agreement be held to be void, invalid, or inoperative, the remaining part(s) of this Agreement shall not be affected and shall continue in effect and the invalid part(s) shall be deemed modified to the least degree necessary to remedy such invalidity.

23. **ENTIRE AGREEMENT** – Except as otherwise set forth or referred to in this Agreement, this Agreement constitutes the sole and entire Agreement and understanding between the parties, and supersedes all prior discussions, agreements, and understandings of every kind and nature between them as to such subject matter.

24. READ AND UNDERSTOOD – Each Party acknowledges that it has read and understands this Agreement and agrees to be bound by its terms and conditions.

(signature page follows)

IN WITNESS WHEREOF, the Member(s) have executed this Agreement on the dates signed below.

Signature: _Cortney Sargent Sr._   Date: 06/06/2023

Print Name: _Cortney Sargent Sr._

Signature: _Christian Westbrook_   Date: 06/06/2023

Print Name: _Christian Westbrook_

Signature: _Glenndale L. Williams_   Date: 06/06/2023

Print Name: Glenndale L. Williams

Signature: _D. Lee S._   Date: 06/07/2023

Print Name: Derrick J Lee Sr.

Signature: _Shalise Lee_   Date: 06/08/2023

Print Name: Shalise Lee